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                                                                   Exhibit 99.1

                                                         [FISHER & PAYKEL LOGO]


NEWS RELEASE
STOCK EXCHANGE LISTINGS: NEW ZEALAND (FPH), AUSTRALIA (FPH), NASDAQ (FPHC)


FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED NEWS RELEASE


FISHER & PAYKEL HEALTHCARE ANNOUNCES INTENTION TO TERMINATE NASDAQ
LISTING

Auckland, New Zealand, 5 December 2002 - Fisher & Paykel Healthcare Corporation Limited announced today that it intends to terminate its American Depositary Receipt (ADR) programme, withdraw its American Depository Shares from quotation on the Nasdaq National Market and terminate its registration and reporting obligations under the US Securities Exchange Act of 1934.

The company intends to terminate its ADR programme on or about 28 February, 2003 and expects the withdrawal from Nasdaq to occur on or about that date. The company also intends to cease its US SEC reporting as soon as it is permitted to do so under SEC rules, which include a requirement that the company has fewer than 300 US resident shareholders. Within the next two weeks ADR holders will receive a letter from the ADR Depository which will provide further details of the termination process.

The company's chairman, Gary Paykel, said today that the combined cost of maintaining the ADR programme, the US listing and SEC compliance was disproportionate to the level of ADRs on issue. In November 2001, 5 million ADRs were issued. That number had declined to less than 170 thousand at the end of November, 2002 representing only 0.7% of total ordinary shares outstanding.

Mr Paykel commented, "Two years ago, when the decision was made to separate Fisher & Paykel Industries into two companies, the Directors adopted a recommendation to list Fisher & Paykel Healthcare in the United States. Since that time, US financial market conditions have changed considerably and it is clear that by far the greatest investor interest is in our ordinary shares which are traded on the New Zealand and Australian stock exchanges. We appreciate the support of our current ADR holders and are sure they will understand the rationale for our decision."

In the future the company will no longer reconcile its financial statements to US GAAP. Also the company has changed its accounting treatment of foreign exchange instruments and will treat them as hedges for accounting purposes. Once its Nasdaq listing is terminated the company also intends to revert to six monthly reporting and to provide other updates in accordance with NZSE and ASX continuous disclosure requirements.




Ends//


Further information can be obtained by contacting Michael Daniell on +64 9 574 0161 at Fisher & Paykel Healthcare Corporation Limited or by visiting the company's website at www.fphcare.com